

December 13, 2023

Shaolin Hong
Chief Executive Officer
Fuxing China Group Ltd
Hangbian Industry Area
Longhu Town, Jinjiang City
Fujian Province 362241
China

> **Re: Fuxing China Group Ltd**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted November 29, 2023**
> **CIK No. 0001954705**

Dear Shaolin Hong:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure on page 14 stating that "since 2007, Fuxing China had distributed dividends to its shareholders or investors between 2008 and 2011" and on the cover page stating "for the fiscal years ended March 31, 2022 and 2023, we have not received any dividends or distributions from our subsidiaries, nor have we paid any dividends or distributions to our shareholders or U.S. investors." On your cover page, state whether any transfers, dividends, or distributions have been made *to date*, including in 2011-2022, between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable.

2. We note your disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Please revise to make clear that these risks can cause the value of such securities to significantly decline or be worthless.

Prospectus Summary
Summary of Risk Factors, page 7

3. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 21

4. We note your disclosure on page 16 stating that "recently, the PRC regulatory authority adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement." Please revise your risk factors section to include a relevant and corresponding risk factor.

Liquidity and Capital Resources
Cash Flow from Operating Activities, page 66

5. We note the updated disclosure on page 66 in response to prior comment 10 and reissue. Please help us understand how purchases of property, plant and equipment impacted your operating cash flows rather than your investing cash flows. Please also expand your disclosure to discuss the underlying reasons for changes in working capital items (e.g., advance from customers, settlement from customers, and inventories) that affect operating cash flows. Refer to section IV.B of SEC Release 33-8350.

Notes to Financial Statements
13 - Revenues by Product and Geography, page F-20

6.   We note your response to prior comment 15 as well as the updated disclosure on page F-20 and reissue. You state on page F-20 that you have four operating segments – Zipper Chains and zipper sliders, Trading, Processing, and Corporate. Please address the following:

- Provide us with a detailed analysis how you identified your operating segments. In this regard, we note that you present discrete sperate financial information for Zipper Chains and Zipper Sliders in the Business Segments table on page F-22.
- To the extent you have aggregated Zipper Chains operating segment and Zipper Sliders operating segment into one reportable segment, please clearly disclose the fact, explain how these operating segments meet the aggregation criteria in ASC 280-10-50-11, and provide and discuss the segment measure of profit or loss at the reportable segment level.

Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing